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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

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                                    FORM 6-K
                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                              For January 21, 2003

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                        Canadian National Railway Company
             (Exact name of registrant as specified in its charter)

                        Canadian National Railway Company
                 (Translation of registrant's name into English)

                        935 de la Gauchetiere Street West
                                Montreal, Quebec
                                 Canada H3B 2M9
                     (Address of principal executive office)

             Indicate by check mark whether the registrant files or
                will file annual reports under cover of Form 20-F
                                  or Form 40-F:

                 Form 20-F                           Form 40-F X
                          ---                                 ---

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 Yes                                 No X
                    ---                                ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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[CN LOGO]                                                                   News
North America's Railroad                                   FOR IMMEDIATE RELEASE


                                             Stock symbols: TSX: CNR / NYSE: CNI


                                                                       www.cn.ca


CN declares 16 per cent increase in dividend

MONTREAL, Jan. 21, 2003 -- The Board of Directors of Canadian National today declared a first-quarter 2003 dividend on the Company's outstanding common shares. A quarterly dividend of twenty-five cents (Cdn $0.25) per common share will be paid on March 31, 2003, to shareholders of record at the close of business on March 10, 2003.

The dividend represents a 16 per cent increase over the previous quarterly dividend of twenty-one and one-half cents (Cdn $0.215) per common share. This is the seventh dividend increase since CN became a publicly traded company in November 1995.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.



Contacts:
Mark Hallman                                  Robert Noorigian
System Director, Media Relations              Vice-President, Investor Relations
(416) 217-6390                                (514) 399-0052
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                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Canadian National Railway Company
                                               ---------------------------------
                                               (Registrant)




Date: January 21, 2002                         By: /s/ Sean Finn
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                                                   Sean Finn
                                                   Senior Vice-President,
                                                   Chief Legal Officer
                                                   Corporate Secretary